

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

Mail Stop 7010

March 18, 2008

Via U.S. Mail

David A. Caldwell
Chief Executive Officer
1675 East Prater Way, Suite 102
Sparks, Nevada 89434

> **Re:** **Golden Phoenix Minerals, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 28, 2008**
> **File No. 333-149420**

Dear Mr. Caldwell:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

General

1.   The financial statements included in the filing do not meet the age requirements of Rule 3-12(d) of Regulation S-X.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

David A. Caldwell
Golden Phoenix Minerals, Inc.
March 18, 2008
Page 2

You may contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: Sean Donahue
Kevin F. Barrett, Esq. (916) 930-2501